SECURITIES AND EXCHANGE COMMISSION

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                       CARGO CONNECTION LOGISTICS HOLDINGS
                      (Formerly CHAMPIONLYTE HOLDINGS, INC)
                                  COMMON STOCK

                                   141794 10 7
                                  CUSIP NUMBER

                              Anslow & Jaclin, LLP
                          195 Route 9 South, Suite 204
                               Manalapan, NJ 07726
                                 (732) 409-1212

                                  May 27, 2005
                  ---------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)






      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box |_|.


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

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(1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above
    Persons (entities only):

    Scott Goodman
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(2) Check the Appropriate Box if a Member of a Group (See Instructions) (a) |_|
                                                                        (b) |_|
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(3) SEC Use Only

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(4) Source of Funds (See Instructions):

    OO
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(5) Check if Disclosure of Legal Proceedings is Required Pursuant to
    Items 2(d) or 2(e)                                                      |_|
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(6) Citizenship or Place of Organization:

    United States
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  Number of             (7)   Sole Voting Power: 32,274,277
    Shares              --------------------------------------------------------
 Beneficially           (8)   Shared Voting Power: 0
   Owned by             --------------------------------------------------------
Each Reporting          (9)   Sole Dispositive Power: 32,274,277
 Person With            --------------------------------------------------------
                        (10)  Shared Dispositive Power: 0
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(11) Aggregate Amount Beneficially Owned by Each Reporting Person:

     71,879,738
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(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares      |_|

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(13) Percent of Class Represented by Amount in Row (11):

     21%
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(14) Type of Reporting Person:

     IN
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

ITEM 1. SECURITY AND ISSUER.

Cargo Connections Logistics Holdings, Inc.
600 Bayview Avenue
Inwood, NY 11096

ITEM 2. IDENTITY AND BACKGROUND.

(a)     Name:     Scott Goodman

(b)     Address:  600 Bayview Avenue
                  Inwood, NY 11096

(c) Secretary, CFO, COO, director of Cargo Connections Logistics Holdings, Inc.

(d)     None.

(e)     None.

(f)     Citizenship:  United States

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Reporting Person, Scott Goodman, received 71,879,738 shares of Issuer pursuant to an Agreement and Plan of Acquisition between the Issuer and Championlyte Holdings, Inc. whereby the Issuer acquired all of the issued and outstanding shares of Championlyte Holdings, Inc. and it became the Issuer's wholly owned subsidiary.

ITEM 4. PURPOSE OF TRANSACTION.

The acquisition by the Reporting Person was based on the transaction described in Item 3. above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Scott Goodman's securities interest in the Issuer represented 21% of the total issued and outstanding common shares of the Issuer on the Date of the Event.

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

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than as described in this Schedule 13D, the Reporting Person has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Agreement and Plan of Acquisition between Issuer and Championlyte Holdings, Inc.


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                   Signature:
Dated: June 14, 2005

                                                   /s/  Scott Goodman
                                                   ------------------------
                                                        SCOTT GOODMAN